Brian T. London

Associate

+1.215.963.5886

brian.london@morganlewis.com

December 20, 2022

FILED AS EDGAR CORRESPONDENCE

Raymond Be, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Advisors’ Inner Circle Fund II 485(a) Filing (File Nos. 033-50718 and 811-07102)

Dear Mr. Be:

On behalf of our client, The Advisors’ Inner Circle Fund II (the “Trust”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone, regarding the Trust’s post-effective amendment no. 283, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 287, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the “Amendment”) with respect to the PMV Adaptive Risk Parity ETF (the “Fund”). Below, we have briefly summarized your comments, followed by our responses. Where indicated, certain of the responses are based on information provided by PMV Capital Advisers, LLC (the “Adviser”) for the specific purpose of responding to the Staff’s comments. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

Comment on the Prospectus

1.	Comment. In the “Principal Investment Strategies” section, please clarify in plain English how the Adviser will identity, and position the Fund to take advantage of, “broad asset trends throughout the economic cycle.”

Response. The requested change has been made.

2.	Comment. In the last sentence of the first paragraph of the “Principal Investment Strategies” section, please clarify that the Fund may invest directly in securities and other instruments in addition to investing indirectly in securities and other instruments through ETPs.

Response. The requested change has been made.

3.	Comment. In the third paragraph of the “Principal Investment Strategies” section, please consider describing in greater detail each step of the portfolio construction process, including in particular, a plain English description of the portfolio construction methodology the Adviser will utilize for each step and an explanation how each step of the process will interact with one another. For example, please explain whether and how the momentum factor described in this paragraph will affect the Fund’s allocation to a particular asset class or the selection of instruments within a particular asset class.

Response. The requested changes have been made.

4.	Comment. In the “Principal Investment Strategies” section, please provide the approximate expected asset class allocations and discuss the circumstances under which the Adviser may change or deviate from the target asset allocations.

Response. The Adviser does not have a target allocation between the various asset classes. Instead, the Adviser makes investment allocations based on prevailing market conditions or differences in asset class performance that may create opportunities that further the Fund’s investment objective. The Fund’s asset allocations may vary over time at the Adviser’s discretion. Accordingly, the requested change has not been made. However, additional disclosure has been added to the referenced section to describe the Adviser’s approach to asset allocation as described in this response.

5.	Comment. In the third paragraph of the “Principal Investment Strategies” section, please describe in plain English the “momentum factor to adapt position sizing based on perceived market conditions” and “the tendency of an investment to exhibit persistence in its relative performance.”

Response. The requested changes have been made.

6.	Comment. In the “Principal Risks” section, under “Tax Risk,” please discuss whether and how the 10% limitation on alternative investments that do not generate qualifying income will limit the Fund’s ability to achieve the allocations discussed in the “Principal Investment Strategies” section. To the extent such limitations are not significant, please explain supplementally.

Response. The Adviser confirms that the referenced 10% limitation on alternative investments that do not generate qualifying income will not limit the Fund’s ability to achieve the allocations discussed in the “Principal Investment Strategies” section.

7.	Comment. In the “Principal Risks” section, under “Quantitative Investing Risk,” please discuss briefly what factors are material inputs in the model described in this paragraph (e.g., asset correlation, etc.).

Response. The requested change has been made.

8.	Comment. In the “More Information about the Fund’s Investment Objectives and Strategies” section, please expand the disclosure to explain how the “risk parity portfolio,” “momentum factor” and “portfolio construction techniques” will act to form a fund portfolio to achieve the Fund’s objectives.

Response. The requested changes have been made.

9.	Comment. With respect to the “Large Purchase and Redemption Risk,” please clarify why this risk disclosure is applicable to the Fund if the Fund’s shares will be redeemed in-kind.

Response. As disclosed in the Prospectus, the Fund may include cash when paying the redemption price for Creation Units in addition to, or in place of, the delivery of a basket of securities. The Fund may be required to sell portfolio securities in order to obtain the cash needed to distribute redemption proceeds, as described in the Prospectus. The referenced risk paragraph therefore discusses certain risks that may be applicable to the Fund in such instances.

10.	Comment. Please disclose how long the Adviser has been registered as an investment adviser with the SEC.

Response. The prospectus has been updated to disclose that (i) the Adviser has been registered as an investment adviser with the SEC since 2022 and, prior to being registered with the SEC, was registered with the State of Texas as an investment adviser since 2020; and (ii) the Sub-Adviser has been registered as an investment adviser with the SEC since 2014.

11.	Comment. With a view to potential risk disclosure, please provide supplemental information to the Staff regarding the Adviser’s resources, systems, research capabilities and personnel, generally.

Response. The Adviser utilizes various systems (Morningstar, Black Diamond, QuantShare, Microsoft Office, Box) and custodian applications to monitor portfolio positions and accounts in the strategy. All portfolio positions are monitored by trading systems (such as Morningstar) depending on the custodian and in consultation with the Sub-Adviser. Custodians also provide sites or applications to use for research, quotes, monitoring, and trading. The Adviser’s portfolio management and trading team has extensive experience in financial management with the portfolio manager having a decade of trading and investing in capital markets. The Trust believes the Adviser has sufficient resources and the infrastructure necessary to meet its obligations and perform its duties with respect to the management of the Fund. In addition, the Trust notes that, as disclosed in the Prospectus, while the Adviser will be responsible for the day-to-day management of the Fund’s portfolio, including determining the securities purchased and sold by the Fund, the Sub-Adviser will be responsible for trading the portfolio securities for the Fund.

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If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5886.

Very truly yours,

/s/ Brian T. London
Brian T. London

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